UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Glass Houses Acquisition Corp.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

37714P103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Glass Houses Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 13,021,282(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 13,021,282(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,021,282(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 37.13%(2)
12.	Type of Reporting Person (See Instructions) OO

Remarks:

(1)	Represents 13,021,282 shares of Class A common stock acquirable by the Reporting Person in respect of (i) 5,411,823 shares of Class B common stock, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A common stock at the time of the Issuer's initial business combination, or earlier at the option of the holder and (ii) 7,609,459 private placement warrants to acquire Class A common stock upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)	Calculated based on (i) 22,047,293 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 22, 2021, and (ii) 13,021,282 shares of Class A common stock issuable in connection with the Class B Shares and Private Placement Warrants held or to be acquired by the Reporting Person.

Item 1(a).	Name of Issuer

Glass Houses Acquisition Corp.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

3811 Turtle Creek Boulevard, Suite 1100 Dallas, TX 75219

Item 2(a).	Names of Persons Filing

This statement is filed by Glass Houses Sponsor LLC, referred to herein as the “Reporting Person”:

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

C/O Glass Houses Acquisition Corp. 3811 Turtle Creek Blvd, Suite 1100 Dallas, TX 75219

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A common stock

Item 2(e).	CUSIP Number

37714P103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a) Amount beneficially owned:

See responses to Item 9 on the cover page.

(b) Percent of Class:

See responses to Item 11 on the cover page.

(c) Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on the cover page.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on the cover page.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on the cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the cover page.

The Reporting Person is the record holder of the reported securities. Quincy Fennebresque is the Chief Executive Officer and Manager of the Reporting Person, has voting and dispositive power over the securities held by the Reporting Person, and may be deemed to have shared beneficial ownership of the securities held directly by the Reporting Person. The filing of this Statement shall not be construed as an admission that the Reporting Person or Quincy Fennebresque is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement. The business address of this individual is c/o Glass Houses Acquisition Corp., 3811 Turtle Creek Blvd., Suite 1100, Dallas, TX 75219.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

Glass Houses Sponsor LLC

By:	/s/ Quincy Fennebresque
	Name:	Quincy Fennebresque
	Title:	Chief Executive Officer

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